Press release
PHILADELPHIA, July 7, 2017

For immediate release
Delaware Investments® Dividend and Income Fund, Inc. announces final results of tender offer

Delaware Investments Dividend and Income Fund, Inc. (NYSE: DDF) (the "Fund"), a closed-end management investment company, today announced the final results of its tender offer for up to 404,640.0000 shares of its common stock, representing up to five percent of its issued and outstanding shares of common stock, each of which has a par value of $0.01 per share. The offer expired at 11:59 p.m., New York City time, on Thursday, June 29, 2017.

Based on a count by Computershare Trust Company, N.A., the depositary for the tender offer, approximately 2,077,257 shares of common stock, or approximately 25.67% percent of the Fund's common stock outstanding, were tendered. The Fund has accepted 404,640.0000 shares (subject to adjustment for fractional shares) for cash payment at a price equal to $11.24 per share. This purchase price is 98% of the Fund's net asset value per share of $11.47 as of the close of regular trading on the New York Stock Exchange ("NYSE") on June 30, 2017, the pricing date stated in the Offer to Purchase. Because the total number of shares tendered exceeds the number of shares offered to purchase, all tendered shares are subject to pro-ration in accordance with terms of the Offer to Purchase. Under final pro-ration, 19.48% of the shares tendered will be accepted for payment, subject to adjustment for fractional shares. Following the purchase of the tendered shares, the Fund will have approximately 7,688,158 shares of common stock outstanding.

The Fund is a diversified closed-end fund. The primary investment objective is to seek high current income; capital appreciation is a secondary objective. The Fund seeks to achieve its objectives by investing, under normal circumstances, at least 65% of its total assets in income-generating equity securities, including dividend-paying common stocks, convertible securities, preferred stocks, and other equity-related securities, which may include up to 25% in real estate investment trusts (REITs) and real estate industry operating companies. Up to 35% of the Fund's total assets may be invested in nonconvertible debt securities consisting primarily of high-yield, high-risk corporate bonds. In addition, the Fund utilizes leveraging techniques in an attempt to obtain a higher return for the Fund. There is no assurance that the Fund will achieve its investment objectives.

The Fund has implemented a managed distribution policy. Under the policy, the Fund is managed with a goal of generating as much of the distribution as possible from net investment income and short-term capital gains. The balance of the distribution will then come from long-term capital gains to the extent permitted and, if necessary, a return of capital.

The offer to purchase and other documents filed by the Fund with the Securities and Exchange Commission, including the Fund's annual report for the fiscal year ended November 30, 2016, are available without cost at the Commission's web site (sec.gov) or by calling the Fund's Information Agent at 888 605-8334.

About Macquarie Investment Management

Macquarie Investment Management, a member of Macquarie Group, includes the former Delaware Investments and is a global asset manager with offices throughout the United States, Europe, Asia, and Australia. As active managers, we prioritize autonomy and accountability at the team level in pursuit of opportunities that matter for clients. Macquarie Investment Management is supported by the resources of Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services.

Advisory services are provided by Macquarie Investment Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware FundsSM by Macquarie, visit delawarefunds.com or call 800 523-1918.

Other than Macquarie Bank Limited (MBL), none of the entities referred to in this document are authorized deposit-taking institutions for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these entities do not represent deposits or other liabilities of MBL, a subsidiary of Macquarie Group Limited and an affiliate of Macquarie Investment Management. MBL does not guarantee or otherwise provide assurance in respect of the obligations of these entities, unless noted otherwise.
Contacts and disclaimer
Investors	Media contacts
Georgeson LLC	Daniela Palmieri
888 605-8334	215 255-8878
delawarefunds.com/closed-end
Jessica Fitzgerald
215 255-1336

© 2017 Macquarie Management Holdings, Inc.

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